Exhibit 99.1

MAAS to Sell 49% Stake in Laixi Intelligent, Further Sharpening Its Focus on AI Strategy

QINGDAO, China, July 17, 2026 (GLOBE NEWSWIRE) -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), an AI-centric full-scene digital systems provider and operator, today announced that it has entered into an equity interest sale and purchase agreement with an independent third party to sell its entire indirect 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. (“Laixi Intelligent”). Under the agreement, the total cash consideration for the transaction is US$17 million, which is payable in installments. Upon completion of the transaction, MAAS will no longer hold any equity interest in Laixi Intelligent.

Laixi Intelligent is principally engaged in the unmanned car wash business. The proposed divestiture represents an important step in the Company’s ongoing efforts to optimize its business portfolio and sharpen its strategic focus. Following the completion of the transaction, MAAS intends to allocate greater management attention and capital resources toward key areas including AI infrastructure, distributed intelligent computing, large language models and algorithms, intelligent hardware, and industrial AI applications, with the aim of improving capital allocation efficiency and supporting long-term shareholder value.

Min Zhou, Chief Executive Officer of MAAS, commented: “This transaction marks an important step in sharpening our strategic focus. By divesting non-core assets, we expect to enhance our financial flexibility and direct more resources toward AI technology development and infrastructure deployment, which we believe offer greater long-term strategic value. MAAS will continue to advance the integration of computing power, large language models and algorithms, intelligent hardware and scenario-based services, supported by a clearer business structure and a disciplined approach to sustainable growth.”

About Maase

We are an integrated provider and operator of an artificial intelligence (“AI”) -centric full-scene digital systems. Our businesses focus on areas of flexible energy deployment and intelligent commercial network operation, and provide closed-loop solutions from computing infrastructure, smart hardware and full-scene services, aiming to achieve large-scale implementation of AI technologies across industries. Powered by our dual engines of intelligent technology and ecosystem integration, through strategic industry consolidation and continuous improvement in operations, our mission is to build up an open and collaborative industrial ecosystem and provide our customers with efficient, reliable and sustainable intelligent products and solutions. We will continuously explore and consolidate high-quality technological and commercial resources globally and explore industrial application scenarios of AI technologies. For more information, visit https://ir.maaseai.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: risks and uncertainties related to whether the conditions required to close the transaction will be satisfied; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Phone: +86-532-66030885

Email: ir@maaseai.com

Website：https://ir.maaseai.com/